Filed Pursuant to Rule 433

Registration No. 333-151432

June 12, 2008

Pricing Term Sheet

Issuer:	Union Electric Company d/b/a AmerenUE
Ratings (Moody’s/S&P/Fitch):	Baa1(stable) /BBB(stable) /A+(negative)
Issue:	6.70% Senior Secured Notes due 2019
Offering Size:	$450,000,000
Coupon:	6.70% per annum
Trade Date:	June 12, 2008
Settlement Date:	June 19, 2008
Maturity:	February 1, 2019
Treasury Benchmark:	3.875% due May 15, 2018
US Treasury Spot:	97–10+
US Treasury Yield:	4.207%
Spread to Treasury:	+253 basis points
Re-offer Yield:	6.737%
Price to Public (Issue Price):	99.707%
Gross Proceeds:	$448,681,500
Interest Payment Dates:	August 1 and February 1, commencing February 1, 2009
Optional Redemption:	Make-Whole Call, at any time at a discount rate of Treasury plus 40 basis points
Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds
CUSIP:	906548 CG5
Minimum Denomination:	$2,000 x $1,000
Joint Bookrunners:	Barclays Capital Inc., BNY Mellon Capital Markets, LLC and J.P. Morgan Securities Inc.
Co-managers:	BNP Paribas Securities Corp. and Lazard Capital Markets LLC

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free 1-888-227-2275, ext. 2663, BNY Mellon Capital Markets, LLC collect 1-212-635-8974 or J.P. Morgan Securities Inc. collect at (212) 834-4533.